UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

20 June 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
   Blue Square-Israel Ltd.
   Elli Levinson Sela
   General Counsel & Corporate Secretary
   Telephone: 972-3-9282670
   Fax: 972-3-9282498

   Email: ellils@bsi.co.il

Blue Square Announces Rating report

ROSH HAAYIN, Israel, 20 June 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that it has received from Maalot, an Israeli rating company (strategic partner of S&P), an updated rating report of the debentures issued by Blue Square on August 2003.

The report is in Hebrew and an unofficial translation of the report to English is enclosed.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 170 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.

June 20, 2006

PRESS RELEASE

Blue Square Israel Ltd.

Maalot, a Standard & Poor’s affiliate, does hereby announce the granting of an AA rating to Bond Series A and B, issued by Blue Square Israel Ltd. (hereinafter: “Blue Square” or “The Company”).

The rating is based, inter alia, on the Company’s business and financial policy, as detailed in the principal considerations for the rating.

“Do you invest in mutual funds? Are you interested in fund ratings? Updated information can be found at the Maalot Mutual Fund Rating website: www.maalot-funds.co.il.”

Please register for a subscription at the Maalot website: www.maalot.co.il

Principal Considerations in the Rating

Blue Square Israel Ltd.

June 2006

Eli Cohen
Itzik Maissi

Series	Rating
Series A	AA
Series B	AA

Maalot ratings are based on information received from the company and from other sources that Maalot believes to be reliable. Maalot does not audit the information received and does not ascertain its veracity or wholeness.

It is hereby clarified that the Maalot rating does not reflect risks associated with and/or resulting from any breach, act or omission, of any of the undertakings included in the bond documents and/or any incorrectness or inaccuracy in any of the representations included in the documents associated with the issue of bonds that are the subject of this rating report, the Maalot report or the facts underlying the professional opinion that was submitted to Maalot as a precondition for receiving the rating, actions or omissions committed fraudulently or fraud or any other action opposed to the law.

The ratings may change as a result of changes in the obtained information, or other reasons. The rating is not to be viewed as expressing an opinion regarding the price of the securities on the primary or secondary market. The rating should not be considered as expressing an opinion regarding the profitability of the purchase, sale or holding of any securities whatsoever.

© All rights reserved to Maalot. This summary may not be copied, photocopied, distributed or used in any commercial context without the express authorization of Maalot, other than providing a copy of the entire report, while stating the source, to potential investors in the bonds that are the subject of this rating, for the purpose of making a decision regarding the purchase of the said bond, and other than if requested by any law.

Bonds in Circulation:

Series Rating	Series Name	Issue Date	Equity value as at Mar-31-06 (NIS K)	Linkage Base	Interest rate	Principal Repayment Date
AA	Series A	August 2003	204,270	Index	5.9%	2012-2014
AA	Series B	August 2003	184,365	Index	5.9%	2007-2011

Comments:

—	In the Series A bonds, there exists a possibility for early repayment in the years 2006, 2008 and 2010.
—	Series B bonds are convertible bonds.

General

Blue Square Israel Ltd. (hereinafter: “Blue Square” or “The Company”) deals, on its own and through the subsidiary Blue Square Assets and Investments Ltd1. (hereinafter: “Blue Square Assets”) in the retail marketing of food and other products through a chain of 170 supermarket branches (covering some 315 thousand square meters, as at the end of March 2006) in three main formats – “Mega” – a discount format, “Super Center” – the neighborhood format and “Shefa Shuk” the format for the Ultra-Orthodox segment. In addition, the company also deals in income-generating real estate (regarding the splitting of the Company’s real-estate assets, see details below). The Company’s revenues in the first quarter of 2006 amounted to NIS 1.54 billion (as compared with NIS 1.31 billion in the corresponding period last year – an increase of 17%). The Company’s market share in the first quarter of 2006 was estimated2 at 25% (excluding non-food products – a sector that is characterized by every high growth for the company), as compared with an estimated market share of 38.5% for Supersol, subsequent to the ClubMarket acquisition.

The Company is controlled by the Bronfman-Alon Group, that holds 76.9% of the share capital issued by the Company (for details regarding the change in the structure of holdings at the Company, see below), while the remaining shares are held by the public. The Controlling shareholder has implemented a financial strategy whereby the Company distributed high dividends in order to finance the repayment of some of the shareholder loans, inter alia. The Company distributed NIS 639 million in dividends between August 2003 and the end of 2005. In March 2006, Blue Square announced the distribution of NIS 50 million in dividends (paid in April 2006), while in May 2006, the Company announced the distribution of an additional NIS 30 million in dividends (paid in June 2006). The Company is expected to continue to distribute dividends out of its current profits, subject to the financial limitations outlined above. In this respect, we note that as at Mar-31-06, the Company possesses distributable earnings totaling NIS 47 million, net of the dividends that were distributed in April 06 and in May 06.

1 A publicly-listed company in which the Company holds 80.73%.
2 According to AC Nielsen Israel estimates.

Rating Stipulations

We wish to emphasize that the rating is based, inter alia, on a decision made by the Company’s Board of Directors on Jul-31-03, pursuant to which the Company shall not distribute dividends in quarters during which it does not meet the limitations detailed below:

1) Between the issue date and June 2006, the Company shall adhere to a ratio of A/B<3.5 and after that date to a ratio of A/B<3, where: A= {(the volume of financial debt3) + (dividend to distribute) + (accounts receivable sold at discount) – (cash and cash equivalents)}; B= Cumulative EBITDA4 during last four months. (True to Mar-31-06 this ratio is equal to 2.62).

2) {(Depreciated cost of net fixed assets with no liens) / (volume of financial debt unencumbered by specific liens + dividend to distribute + accounts receivable balance sold at discount – cash and cash equivalents)} > 120%. (True to Mar-31-06 this ratio is equal to 201%).

The financial ratios shall be calculated according to the consolidated financial statements, as long as the Company’s holding rate in Blue Square Assets exceeds 75%. In the event that the Company’s holding rate in Blue Square assets falls below 75%, the financial ratios shall be calculated according to the relative consolidation of the Blue Square Assets data (in lieu of full consolidation). This is intended in order to prevent the skewing of the examination as a result of a material change in the Company’s holding rate in Blue Square Assets.

3 Bank debt plus debt to bond holders.
4 Operating income (net of non-recurring items) + depreciation and amortization deducted from the operating income only.

Material Events in the Sector and at the Company

ClubMarket acquisition – On Feb-15-06, the acquisition of ClubMarket by Supersol was finalized, following ClubMarket’s announcement to the courts in mid-July 2005 that it was seeking a stay of proceedings. Pursuant to the agreement, Supersol has acquired all the issued share capital of ClubMarket for NIS 751 million. ClubMarket was the third largest chain in the sector, with an estimated market share5 of 11.0%, as compared with 27.7% for Supersol and 25.5% for Blue Square.

Maalot estimates that the ClubMarket acquisition by Supersol will serve to increase centralization in the sector and will primarily strengthen Supersol’s bargaining position vis-à-vis its competitors. Maalot further estimates that ClubMarket’s exit from the sector will serve to improve the competitive environment in the food marketing chains sector in Israel, while profitability is also expected to improve.

Change in composition of holdings at the controlling group – On Sept-15-05, the Company announced the redistribution of the holdings of the Alon and Bronfman Fisher Groups in the Bronfman-Alon Group, as follows: Alon Group will hold 73.5% of the Group, while Bronfman Fisher will hold 26.5%. Maalot estimates that the capital needs of the shareholders, especially subsequent to the change of holdings described above, will lead to the continuation of an aggressive dividend distribution policy.

Splitting of Real-Estate Assets – In late 2005, the Company decided to initiate a move consisting of splitting up the real-estate assets it owns into a wholly-owned subsidiary that would deal with the development of real-estate assets and would initiate projects in order to expose value for the shareholders and to ensure closer management supervision over the said assets. This move includes the establishment of a subsidiary and the transfer of 146 thousand square meters of real-estate assets from the Company into the subsidiary (the real-estate operations of the Blue Square Assets subsidiary are not included in this move). In May 06, the Tax Authorities approved the Company’s request to split the real-estate assets. As part of the Company’s preparations for the split, the Company assumed a NIS 500 million loan from a bank. The sum of the loan was deposited in a limited deposit to secure the sum of the loan and the Company intends to transfer the loan to the new subsidiary that will be formed, while keeping the proceeds of the loan. The Company intends to use the sum of the loan for investments in its sector of operations, for recycling debts and for dividend distribution. In May 06, the Company’s Board of Directors and the Board of Directors of the real estate company approved the split and the preparation of a draft prospectus for the real estate company, in preparation for the possibility of an IPO on the Tel Aviv Stock Exchange. We note that in the event that the Company does conduct an IPO of the real estate company, it is expected to record capital gains, on account of which it will distribute dividends.

5 July 2005 data.

Maalot will continue to monitor the implementation of the plan to split off the real estate assets and the consequent impact on the business and financial parameters of the Company.

Summary of Principal Considerations

Maalot estimates the degree of risk associated with operations in the food retailing chains as low, given the following: Relatively low sensitivity of demand for food products to economic cycles; high decentralization of customers and their payment terms (especially through cash and credit cards); the strong position of the food retailing chains opposite the food suppliers, expressed by discounts and credit terms and in the penetration of private labels; elevated entrance barriers for new competitors interested in operating on a nationwide scale; changes in the competitive environment and expectations of a decrease in the fierceness of competition due to ClubMarket’s exit from the sector.

On the other hand, the large marketing chains are facing several significant challenges these past several years, including: Large marketing chains contending with smaller discount chains (such as Hetzi Hinam, Rami Levi, Haviv, Victory and more) and specialist chains (such as Tiv-Ta’am); the opening of 24-hour stores that operate on weekends as well; relatively low growth rates of 1%-1.5% in per capita food consumption in 2004-2005, following a decrease in consumption in 1998-2003; high centralization of the large food producers, which serves to strengthen their competitive position; rising regulatory intervention for encouraging competition in the food sector; consistent growth in away-from-home food consumption.

Maalot estimates the business positioning of Blue Square as higher than average, given the following: Its leading status in the local food industry – Blue Square is one of the two largest marketing chains in Israel and the second largest in terms of market share (approx. 25%6 in the first quarter of 2006); its size and nationwide deployment (170 stores covering total floor space of 315 thousand m2 nationwide); diverse formats appealing to most population segments; improvement of the Company’s commercial terms opposite suppliers; the power of the Mega discount chain; convergence of the Company’s brands into three central brands (Mega, Super Center and Shefa-Shuk) and investing in differentiated branding; stability and even a slight rise in the chain’s market share this year after a decrease in market share in recent years; higher penetration into the non-food sector thanks to the acquisition of Kfar Hashaashuim7, the sale of electric and electronic appliances and the operation of pharmacies in certain branches; ownership of real estate in central locations.

These positive factors are somewhat offset by: The stronger position of Supersol and its position as a retailing chain with a market share (38.5%) significantly larger than Blue Square, subsequent to the acquisition of ClubMarket; the need to provide a solution for competition on the part of private chains which creates pressure on marketing margins; its limited operational flexibility– as a result of collective labor agreements and a large headquarters.

The Company’s business strategy includes improving and capitalizing on the synergy with Alon Group (controlling shareholder of the Company) in the fuel and food sector. The Company is working to open small fuel stations in proximity to Company branches. Since July 2005, the Company is providing products and logistic services to the Dor Alon chain of supermarkets (81 branches). Moreover, in November 2005, the Company and Dor Alon acquired 49% of the share capital of Diners Club Israel Ltd. and the Company intends to create a new customer club for clients of the Company and Dor Alon. The customer club will offer customers credit cards, a range of benefits and incentives, as well as various financial products.

6 The market share does not include non-food products.
7 In February 2005, the Company acquired 50% of the share capital of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaashuim”), which operates 181 stores, selling toys and various non-food products. The Company began a process of assimilating these stores into approximately 40 of its branches.

Maalot estimates the Company’s financial risk8 as lower than average. In the first quarter of 2006, as in the years 2004-2005, the Company is presenting growth in revenues and improved profitability indexes, as compared with a decrease in revenues and in profitability in the years of the economic recession (2002-2003). The Company’s revenues amounted to NIS 1.54 billion in the first quarter of 2006, up 17% in relation to the corresponding quarter last year. The growth in revenues is primarily attributed to: 1) the consolidation of the Kfar Hashaashuim results during the said period contributed approximately NIS 53 million to the revenues. Net of the Kfar Hashaashuim results, the Company’s revenues grew by 13%. 2) Same-store sales grew by 6.9% in the first quarter of 2006, as compared with a decrease of 1.8% in the corresponding quarter in 2005. 3) Sales per m2 rose by some 8.1% in the first quarter of 2006, as compared with the corresponding period last year and amounted to NIS 4,731 per m2 (At the competing chain, Supersol, the sales per m2 rose by 11.6% in the first quarter of 2006, amounting to NIS 4,595 per m2). 4) The opening of two new stores in the first quarter of 2006, as a net increase of 3,000 m2 was recorded in the Company’s total floor space during the said period.

At the end of the first quarter of 2006, the operating income amounted to NIS 66 million (4.3% of sales), as compared with operating income of NIS 53 million in the corresponding period last year (approx. 4% of sales). In this respect, we note that the operating margin presented by the Company is similar to the average operating margin at various European food retailing companies (between 4%-5%). The EBITDA in the first three months of 2006 amounted to NIS 99 million (6.4% of revenues), as compared with EBITDA of NIS 86 million (6.5% of revenues) in the corresponding period last year.

The Company’s total financial debt at the end of March 06 totaled NIS 1.5 billion (38.3% of the balance sheet), as compared with NIS 986 million at the end of March 05 (30.7% of the balance sheet). The rise in the Company’s financial liabilities in the first quarter of 2006 is attributed to assuming a NIS 500 million loan (in 2005) and its deposit in a limited deposit to collateralize the loan, as detailed above. Maalot has examined the financial strength of the Company – at the present stage – net of the said deposit. Accordingly, the debt to CAP ratio9 at the end of the first quarter of 2006 is similar to the ratio at the end of the first quarter of 2005, at 51%. Under a conservative scenario, whereby the Company will not allocate the deposit toward recycling debt, the debt to CAP ratio will amount to 61%. Maalot estimates that the Company’s financial strength, net of the said deposit, is compatible with food retailing chains worldwide possessing an investment rating.

8 The financial risk indexes were compared to the Israeli competitor – Supersol (rated AA by Maalot) and to 14 international retailing chains, including Carrefour, Tesco, Metro, Kroger and Safeway, which enjoy S&P ratings of BBB and above.
9 Financial debt plus shareholders’ equity, including minority interests.

Maalot estimates that the Company enjoys high access to financing sources, primarily on account of its elevated cash flows from current operations, a very wide distribution of clients, high proportion of non-encumbered assets and a stable capital structure. Most of the Company’s fixed assets are without lien. The volume of fixed assets without lien amounts to NIS 2 billion (in terms of depreciated cost). Nevertheless, the Company enjoys limited access to local banks due to its belonging to a group of borrowers, coupled with its joint classification – as a group of borrowers – together with its controlling shareholder (Alon Israel Fuel Company Ltd.), coupled with the finalization of the acquisition of control over Discount Bank by one of the controlling shareholders in the Company.

The cash flow from operating activities totaled NIS 210 million in 2005, as compared with elevated cash flow of NIS 349 million in 2004. The decrease in cash flows from operating activities originates primarily from a rise in inventories and a decrease in accounts payable. The ratio of coverage of financial debt to EBITDA, net of the said deposit, amounted to 2.8 in 2005 and was similar to the ratio in 2004. The ratio of financial debt coverage to FFO10, net of the deposit, amounted to 3.7 in 2005, as compared with a coverage ratio of 3.9 in 2004. In this respect, we note that the Company’s debt coverage ratios – by EBITDA and by FFO are better than the average coverage ratios among similar food retailing companies in the world (average debt to EBITDA ratio of 3.4 and average debt to FFO ratio of 4.6).

10 Net income plus revenues and expenditures not affecting cash flows.